The HIT’s Benchmark

The AFL-CIO Housing Investment Trust (HIT) is a fixed-income fund with approximately $3.6 billion in fixed-income assets. Its assets include agency-insured multifamily mortgage-backed securities (MBS), single family MBS, commercial MBS (CMBS), Treasuries and agency debt, but do not include mortgages. The most widely used broad-based market index for fixed-income securities is the Lehman Brothers Aggregate Bond Index (the “LBI”). The HIT has used the LBI as its benchmark since 1993.

The LBI was designated as the benchmark because of the congruity between the LBI and the HIT in terms of primary risk measures: credit profile, interest rate risk, call protection and liquidity. The HIT maintains weightings in call-protected and non-call-protected securities that are similar to the LBI. The LBI includes U.S. Treasuries, agencies, corporate debt, single family MBS and CMBS. The HIT holds similar securities, but does not invest in corporate debt. The HIT uses agency-insured multifamily MBS as a substitute for corporate debt. Agency-insured multifamily MBS investments have superior credit quality to corporate debt, but both have call protection resulting in positive convexity.

The table below compares the HIT’s portfolio risk measures to those of the LBI.

Comparison of HIT and LBI

As of June 30, 2008	HIT	Lehman Aggregate

Superior Credit Profile
AAA and Above	96.8%	78.7%
Below A	0.0%	7.6%

Similar Interest Rate Risk
Effective Duration	4.71	4.77
Convexity	-0.12	-0.15

Similar Call Risk
Call Protected	68%	61%
Not Call Protected	32%	39%

Liquidity is more difficult to measure empirically. However, approximately 97% of the HIT’s investments are highly liquid securities.

The HIT’s investment management strategy is to construct a portfolio with similar interest rate risk relative to the LBI by actively managing duration and convexity, while maintaining a portfolio with superior credit quality and a higher expected yield relative to the LBI. This strategy has allowed the HIT to perform competitively relative to the Lehman Aggregate with less credit risk and similar volatility.

Historical returns comparing the HIT to the LBI show significant correlation, with approximately 98% correlation for the five-year period ending June 30, 2008. The graph below shows the comparative rolling annual returns of the HIT and LBI, demonstrating the strong correlation.

Rolling Annual Returns1

Prepared July 2008

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1   The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT’s current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end and standardized performance data for the 1-, 5- and 10-year periods are available by following this link.

2The Lehman Brothers Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with active management of an actual portfolio.

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